

March 30, 2011

Via Facsimile and U.S. Mail
Mr. David A. Lorber
Frontfour Master Fund, Ltd.
Two Stamford Landing
68 Southfield Ave., Suite 290
Stamford, Connecticut 06902

      Re: Fisher Communications, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed March 21, 2011 by FrontFour Master Fund, Ltd., Event Driven
              Portfolio, FrontFour Capital Group, LLC, David A. Lorber, Matthew
              Goldfarb, Stephen Loukas, John F. Powers and, Joseph J. Troy
              ("FrontFour").
              File No. 0-22439

Dear Mr. Lorber:

      We have conducted a limited review of the filing listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

PREC 14A

1. Please include information as of the most reasonable practicable date. For example, please disclose the total amount and percentage of shares beneficially owned by the

FrontFour Group in accordance with Item 5(b)(iv) of Schedule 14A and update to provide the information required by Item 4(b)(4) of Schedule 14A.

Background to the Solicitation, page 8

2. Please supplement your disclosure in the background section to further describe the relationships between the participants. We note for example, Mr. Loukas' and Mr. Lorber's affiliation with Huntingdon and FrontFour. Please succinctly disclose all prior relationships between or amongst each of the participants that led to the current solicitation.

3. Please advise us supplementally of any contacts between the participants and funds and/or persons affiliated with Mario Gabelli.

4. We note reference to an arrangement reached between the company and FrontFour parties regarding how the results of the vote, after giving effective to cumulative voting, will determine which nominee is assigned to either Class III or Class I directors. Supplementally expand your disclosure to address when and how such an arrangement was negotiated.

5. Please clarify your disclosure in the two last sentences on page 9. For example, if Mr. Cassara is not elected, clarify that the company or FrontFour nominee receiving the fourth lowest vote total would be assigned to the Class I directorship. Clarify, if true, that if Mr. Cassara is elected, irrespective of the amount of vote totals received relative to other nominees, he will always be assigned to Class I director class. If this statement is true, disclose the impact of this arrangement. For example, disclose that if Mr. Cassara is elected, even if a FrontFour nominee receives the lowest votes amongst the four nominees, such FrontFour nominee would be assigned to the Class III directorship class expiring in 2014. We may have further comment.

We are concerned with Fisher's Poor Operating and Stock Performance…, page 11

6. We note reference to the stock performance during the period from March 2006 to December 31, 2010. Please provide context to your disclosure. For example, please revise to acknowledge the impact of the financial crisis and market upheaval on stock prices of a variety of companies across many industries during the same time period.

7. Describe in greater detail what the nominees envision as a "robust strategic review process". Disclose specific plans the nominees have that involve the pursuit of a "value-maximizing transaction that would provide a substantial premium to stockholders and a certain means for monetizing their investment." If there are no specific plans, revise to state this fact.

8. Throughout your disclosure you reference your belief that the company did not give due consideration to acquisition overtures, including that of Huntingdon. You further imply that there continues to be an opportunity for a "robust sales process" which could maximize the value of Fisher's assets. Please set forth the basis for these assertions.

9. We note disclosure that a vote for the nominees is not a vote for the Huntingdon offer. Please provide further context to this statement. Clarify, for example, whether any of the nominees, if elected, have a specific plan to reintroduce a Huntingdon offer.

10. Please set forth any specific plans or proposals the nominees currently have with respect to pursuing a third party acquisition offer. If none, so state. Further, disclose whether the nominees have entered into discussions with any other parties regarding their possible entry into transactions involving any of the strategic alternatives the nominees envision pursuing if elected. Please refer to our prior comment 2. If not, please revise to state this fact.

11. Disclose the plans, if any, the nominees have to take the company private. We note reference to the possibility of the company being private on page 11.

12. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. In addition, support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following non-exhaustive examples of statements or assertions in your materials which require supplemental support and which may need to be recharacterized as statements of belief or opinion:

- "Fisher's broadcast cash flow margins continue to trail the BCF margins of its competitors";

- "[D]uring that same time period, the Company has spent more than $91 million on three acquisitions that have <u>failed to deliver value</u>…"(emphasis added);

- "[W]e believe Fisher's assets could generate enhanced margins and substantial cash flows. We believe Fisher's assets are highly coveted…";

- "[W]e share…concerns regarding the Board's poor track record for allocating capital…";

- "[W]e believe the election of our nominees represents the <u>best</u> opportunity for stockholder value to be maximized…'"(emphasis added); and,

- "[W]e believe the election of our nominees represents the _best_ opportunity for stockholder value to be maximized…;" and,

- assertions regarding Mr. Loukas' "proven record of success in the senior management of companies…"

> Where the basis of support is other documents such as reports, articles internal estimates, or opinions, if any, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Proposal No. 1, page 15

13. Please disclose the provisions of the company's governing instruments which you believe permitted you to nominate the current slate of candidates. Further, please revise to state whether or not the nominations were made timely and whether the FrontFour Group is in compliance with the provisions of such governing instruments.

Proposal No. 3, page 20

14. We note you disclose that proxy cards that are not marked with respect to this proposal and to proposal No. 4 will be voted in accordance with the recommendation of ISS. Rule 14a-4(b)(1) requires that in such a situation the form of proxy state how it is intended to vote. We do not believe your reference to a recommendation of a third party without the specific manner in which such cards will be voted is sufficient to comply with the rule. Thus, please revise your disclosure and your proxy card to state specifically how unmarked cards will be voted on proposals 3 and 4.

Votes Required for Approval, page 22

15. You state that there will be no broker non-votes for proposal 2, the ratification of auditors. It is our understanding that in a contested election, a broker does not have discretionary authority to vote on _any_ proposals to be voted on at the meeting, whether routine or not. Please revise or advise.

Abstentions and Broker non-votes, page 24

16. Consistent with the requirements set forth in Item 21(b) of Schedule 14A, revise to disclose the effect of abstentions and broker non-votes with regard to the advisory

votes in proposals 3 and 4 under applicable state law as well as the company's charter and by-law provisions.

Solicitation of Proxies, page 24

17. It appears that you intend to solicit proxies via mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

18. Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

Other Matters and Additional Information, page 26

19. You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Closing Comments

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

· the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc (via facsimile):   Andrew Freedman, Esq.
                        Olshan Grundman Frome Rosenzweig & Wolosky LLP